Filed by Live Oak Acquisition Corp. V

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Live Oak Acquisition Corp. V.

Commission File No. 001- 42540

Date: January 20, 2026

On January 20, 2026, Teamshares Inc., a Delaware corporation (“Teamshares”), which is party to a previously disclosed Business Combination Agreement, dated as of November 14, 2025 with Live Oak Acquisition Corp. V, a Cayman Islands exempted company (“Live Oak”), issued a press release announcing its acquisition of $15 millon of new EBITDA in the fourth quarter of 2025. See the full press release below.

Jan 20, 2026 4:00 PM Eastern Standard Time

Teamshares Acquires $15 Million of New EBITDA in 4Q 2025 Ahead of Anticipated Nasdaq Listing

NEW YORK--(BUSINESS WIRE)--Teamshares Inc. (“Teamshares” or the “Company”), a tech-enabled acquiror of high-quality small-to-medium enterprises, provided a business update reflecting continued growth momentum and increasing scale as the Company moves towards an anticipated Nasdaq listing in the second quarter of 2026 via business combination with Live Oak Acquisition Corp. V (NASDAQ:LOKV) (the “Business Combination”):

●	Teamshares completed four acquisitions from retiring owners in the fourth quarter of 2025, with combined last twelve-month EBITDA (non-GAAP) exceeding $15 million, in line with its acquired EBITDA target for the quarter.

●	As part of the Business Combination public filings on November 14, 2025, Teamshares publicly disclosed an investor presentation with a 2026 annual forecast of $35 to 40 million in acquired EBITDA (non-GAAP) and $6 million in the first quarter of 2026 acquired EBITDA.

●	The $3.8 million average EBITDA (non-GAAP) for fourth quarter of 2025 acquisitions is consistent with the Company’s focus on durable family enterprises with EBITDA of $0.5 to $5 million and high cash flow conversion.

●	Teamshares acquired these companies at a combined EBITDA multiple of approximately 5.3x LTM EBITDA (non-GAAP) plus additional performance-based earnouts, continuing its focus on disciplined capital allocation as it heads towards the public markets.

●	Teamshares’ platform has over 90 operating subsidiaries across over 40 industries, with an average operating history of over 35 years as of December 31, 2025.

●	In December 2025, Teamshares also closed approximately $30 million of interim financing pursuant to a credit facility with funds managed, advised, or sub-advised by JBA Asset Management LLC to provide secured term loans to certain unencumbered subsidiaries. This financing is consistent with plans for a $25 million interim financing previously authorized by LOKV as part of the Business Combination. The credit facility will be used for activities in the ordinary course of Teamshares’ business, including financing working capital and business acquisitions, refinancing existing acquisition debt, and general corporate purposes.

Co-founder and CEO Michael Brown noted, “Teamshares’ acquisition-based business model aims to drive predictable, repeatable growth and scale through financial technology. Execution this quarter is consistent with our ability to address the very large market of family enterprises in need of succession in a programmatic manner. We are excited to move towards a public listing in partnership with Live Oak, and continue building a durable company focused on long-term shareholder and stakeholder value.”

Richard Hendrix, Chairman and CEO of LOKV and co-founder of Live Oak Merchant Partners, said, “Teamshares’ fourth quarter 2025 acquisition results underscore the company’s execution prowess, capital allocation discipline, and public market readiness. We continue to believe the Teamshares business model allows a long-term compounding pathway that will create tremendous shareholder value.”

Transaction Overview

On November 14, 2025, Teamshares announced they entered into definitive agreements relating to a business combination (“Business Combination”) with Live Oak Acquisition Corp. V (NASDAQ:LOKV).

The Business Combination values the combined company at a pro forma enterprise value of $746 million (pre-money equity value of $525 million) and is expected to deliver up to $333 million of net proceeds through a $126 million private placement (“PIPE”) of common stock anchored by accounts advised by T. Rowe Price Investment Management, Inc. combined with Live Oak V’s cash in trust (assuming no redemptions by Live Oak V’s public shareholders and after accounting for transaction expenses). The transaction is 100% primary, with net proceeds utilized to acquire new operating subsidiaries and drive compounding growth. The transaction is expected to close in the second quarter of 2026.

The closing of the Business Combination is subject to, among other things, the approval by LOKV shareholders of the Business Combination and the satisfaction of other customary closing conditions as set forth in the definitive agreement, including that the U.S. Securities and Exchange Commission (the “SEC”) completes its review of the registration statement on Form S-4 (which will include a proxy statement of Live Oak V and a prospectus), the receipt of certain regulatory approvals and approval by the relevant stock exchange to list the securities of the combined company.

For a summary of the material terms of the Business Combination, as well as copies of the definitive agreement and investor presentation, please see the Current Report on Form 8-K to be filed by Live Oak V with the SEC and available at www.sec.gov. Additional information about the proposed business combination will be included in the registration statement on Form S-4 relating to the transaction (the “Registration Statement”) that will be filed with the SEC.

About Teamshares

Teamshares is a tech-enabled acquiror of high-quality businesses, intending to be a permanent home for businesses. Part holdco, part fintech, Teamshares programmatically acquires companies with $0.5 to $5 million of EBITDA from retiring owners, integrates them with the Teamshares platform, and helps employees earn company stock. Founded in 2019, Teamshares operates subsidiaries with consolidated revenue of over $400 million across over 40 industries and 30 states.

About Live Oak Acquisition Corp. V

Live Oak Acquisition Corp. V (NASDAQ: LOKV) is the fifth SPAC sponsored by Live Oak Merchant Partners, an experienced team of operators and investors with a track record of successful public-market combinations. For more information, visit www.liveoakmp.com.

Additional Information About the Proposed Transaction and Where to Find It

This document relates to a proposed transaction between Teamshares and Live Oak V. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Live Oak V intends to file a registration statement on Form S-4 with the SEC containing a proxy statement/prospectus relating to the proposed business combination. After the registration statement is declared effective, Live Oak V will mail a definitive proxy statement/prospectus to its shareholders. Live Oak V also will file other documents regarding the proposed transaction with the SEC.

Investors and securityholders are urged to read the registration statement, proxy statement/prospectus, and other relevant documents filed with the SEC carefully when they become available, because they will contain important information about Teamshares, Live Oak V, and the proposed transaction.

Copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Live Oak V will be available free of charge on the SEC’s website at www.sec.gov and on Live Oak V’s website at www.liveoakmp.com or by written request to Live Oak V at 4921 William Arnold Road, Memphis, Tennessee, 38117.

Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the anticipated benefits of the transaction, expected timing, future financial and operating performance, and strategic plans, including the proposed transaction between Teamshares and Live Oak V, and statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Teamshares and the markets in which it operates, and Teamshares' projected future results. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that could cause actual results to differ materially. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Live Oak V's securities, (ii) the risk that the transaction may not be completed by Live Oak V's business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Live Oak V, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of Live Oak V and Teamshares, the satisfaction of the minimum trust account amount following redemptions by Live Oak V's public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Teamshares' business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Teamshares and potential difficulties in Teamshares employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Teamshares or against Live Oak V related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of Live Oak V's securities on the Nasdaq Stock Market, (x) volatility in the price of Live Oak V's securities due to a variety of factors, changes in laws and regulations affecting Teamshares' business and changes in the combined capital structure, and (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Live Oak V's Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/consent solicitation statement/prospectus discussed below and other documents filed by Live Oak V from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Readers are cautioned not to place undue reliance on these statements, which speak only as of the date they are made. Neither Teamshares nor Live Oak V undertakes any obligation to update or revise forward-looking statements, except as required by law. Neither Teamshares nor Live Oak V gives any assurance that either Teamshares or Live Oak V will achieve its expectations.

Additional factors that could cause actual results to differ materially will be described in the “Risk Factors” section of the Form S-4 when it becomes available and Live Oak V’s other filings with the SEC.

Participants in the Solicitation

Live Oak V and the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from Live Oak V’s shareholders in connection with the proposed Business Combination. A list of the names of the directors and executive officers of Live Oak V and information regarding their interest in the proposed Business Combination will be contained in the proxy statement/prospectus when available. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Live Oak V’s shareholders in connection with the proposed Business Combination, including the names and interests of the Company's directors and executive officers, will be set forth in the proxy statement/prospectus on Form S-4 for the proposed Business Combination, which is expected to be filed by Live Oak V and the Company with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under applicable securities laws.

Non-GAAP Financial Measures

Certain financial information contained in this communication, such as EBITDA, has not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). EBITDA, as used herein, represents earnings before interest, income taxes, depreciation, and amortization. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded and included in determining these non-GAAP financial measures. The most directly comparable GAAP measure is net income (loss). We are unable to provide a reconciliation of this non-GAAP measure to the most directly comparable GAAP measure without unreasonable effort due to the uncertainty and potential variability of items impacting such GAAP measure, including, among others, acquisition-related accounting adjustments, interest, taxes, and depreciation and amortization, any of which could be significant.

Contacts

Investor Relations Contact: Investors@teamshares.com

Press Contact: Press@teamshares.com

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